UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                                                FILE 812-13657

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In the matter of
Claymore Exchange-Traded Fund Trust;
Claymore Exchange-Traded Fund Trust 2;
Claymore Exchange-Traded Fund Trust 3;
Claymore Securities, Inc.; and
Claymore Advisors, LLC
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Application for an Order under Section 6(c) of the Investment Company Act of
1940, as amended (the "1940 Act"), to amend an Order under Section 6(c) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), 22(e) and 24(d) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Section 17(a)(1) and (2) of the 1940 Act, and under
Section 12(d)(1)(J) of the 1940 Act granting an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act.

All communications and orders to:

Claymore Exchange-Traded Fund Trust      Claymore Exchange-Traded Fund Trust 2
c/o Claymore Advisors, LLC               c/o Claymore Advisors, LLC
2455 Corporate West Drive                2455 Corporate West Drive
Lisle, IL  60532                         Lisle, IL  60532

Claymore Exchange-Traded Fund Trust 3    Claymore Advisors, LLC
c/o Claymore Advisors, LLC               2455 Corporate West Drive
2455 Corporate West Drive                Lisle, IL  60532
Lisle, IL  60532

Claymore Securities, Inc.
2455 Corporate West Drive
Lisle, IL  60532

                                 With a copy to:

Kevin Robinson                           Stuart M. Strauss
Claymore Securities, Inc.                Dechert LLP
2455 Corporate West Drive                1095 Avenue of the Americas
Lisle, IL  60532                         New York, NY 10036-6797



                    Page 1 of 28 sequentially numbered pages

As filed with the Securities and Exchange Commission on November 23, 2009

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                                TABLE OF CONTENTS                                     PAGE
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I.     INTRODUCTION.....................................................................1

II.    BACKGROUND.......................................................................4

       A.       THE APPLICANTS..........................................................4

       B.       THE AFFECTED FUNDS......................................................4

       C.       THE NEED FOR EXEMPTIVE RELIEF...........................................8

       D.       POLICIES AND PROCEDURES TO GUARD AGAINST CONFLICTS OF INTEREST..........9

III.   IN SUPPORT OF THE APPLICATION...................................................12

IV.    DELETION OF RELIEF IN THE PRIOR ORDER FROM SECTION 24(d) OF THE ACT
       AND CHANGES TO DISCLOSURE REQUIREMENTS..........................................13

V.     CONDITIONS......................................................................14

VI.    REQUEST FOR ORDER...............................................................14

VII.   AUTHORIZATION AND SIGNATURES - Claymore Advisors, LLC...........................15

VIII.  AUTHORIZATION AND SIGNATURES - Claymore Securities, Inc.........................16

IX.    AUTHORIZATION AND SIGNATURES - Claymore Exchange-Traded Fund Trust..............17

X.     AUTHORIZATION AND SIGNATURES - Claymore Exchange-Traded Fund Trust 2............18

XI.    AUTHORIZATION AND SIGNATURES - Claymore Exchange-Traded Fund Trust 3............19

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I.   INTRODUCTION

     In this application (the "Application"), the undersigned applicants, Claymore Advisors, LLC (the "Adviser"), Claymore Securities, Inc. (the "Distributor"), Claymore Exchange-Traded Fund Trust, Claymore Exchange-Traded Fund Trust 2 and Claymore Exchange-Traded Fund Trust 3 (each, a "Trust", and collectively with the Adviser and the Distributor, the "Applicants") apply for and request an order ("Order") of the U.S. Securities and Exchange Commission (the "SEC" or "Commission") to amend a prior order under Section 6(c) of the 1940 Act, for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), 22(e) and 24(d) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and (a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act exempting certain transactions from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act (referred to herein as the "Prior Order").(1)

     The Prior Order permitted, among other things: (a) series of the Trusts (each, a "Current Fund," collectively, the "Current Funds") to issue shares ("Shares") with limited redeemability that can be traded in the secondary market; (b) secondary market transactions in Shares at negotiated prices on a national securities exchange as defined in Section 2(a)(26) of the 1940 Act (c) dealers to sell such Shares to secondary market purchasers unaccompanied by a statutory prospectus when prospectus delivery is not required by the Securities Act of 1933, as amended; (d) relief from the seven (7) calendar day redemption requirement for certain Current Funds under specified limited circumstances; and
(e) certain affiliated persons of the Current Funds to deposit securities into, and receive securities from, the Current Funds in

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(1) Applicants previously submitted an application with the Commission (File No.
812-13297) on July 24, 2006, as amended (the "Equity Application"), requesting relief with respect to the offering of Current Funds (as defined below) based on indexes of domestic and foreign equity securities. The Equity Application was noticed in Release No. IC-27469 dated August 28, 2006 and the order granting the relief requested was contained in Release No. IC-27483 dated September 18, 2006 (the "Equity Order"). Applicants subsequently submitted an application with the Commission (File No. 812-13396) on August 9, 2007, as amended (the "Fixed Income Application"), requesting relief with respect to the offering of Current Funds based on indexes of fixed income securities. The Fixed Income Application was noticed in Release IC-27982 dated September 26, 2007 and the order granting the relief requested was contained in Release No. IC-28019 dated October 23, 2007 (the "Fixed Income Order"). The Equity Application and Fixed Income Application are collectively referred to as the "Prior Application" and the Equity Order and Fixed Income Order are collectively referred to as the "Prior Order." All capitalized terms not otherwise defined in the application have the meanings ascribed to them in the Prior Application.

connection with the purchase and redemption of aggregations of Shares of such Current Funds. The Current Funds seek to track the performance of equity or fixed income indexes (each, an "Underlying Index") developed by third parties that are not "affiliated persons" (as such term is defined in Section 2(a)(3) of the 1940 Act), or affiliated persons of affiliated persons, of a Trust, the Adviser, any Sub-Adviser (as defined below) to a Current Fund, the Distributor or a promoter of a Current Fund.(2)

     The Prior Order also (i) permitted registered management investment companies and unit investment trusts that are not advised or sponsored by the Adviser or an entity controlling, controlled by or under common control with the Adviser, and not part of the same "group of investment companies" as defined in
Section 12(d)(1)(G)(ii) of the 1940 Act as any Trust, to acquire Shares of the Current Funds beyond the limits of Section 12(d)(1)(A) of the 1940 Act, (ii) permitted each Current Fund and/or a Broker to sell Shares to an Acquiring Fund beyond the limits of Section 12(d)(1)(B), and (iii) granted relief from Sections 17(a)(1) and (2) to permit each Current Fund to sell its Shares to, and redeem its Shares from, an Acquiring Fund that owns 5% or more of the Shares of such Current Fund.

     (i) Under the Prior Order, no entity that creates, compiles, sponsors or maintains an Underlying Index (each, an "Index Provider") is, or will be an "affiliated person," as defined in Section 2(a)(3) of the 1940 Act, or an affiliated person of an affiliated person, of a Trust, the Adviser, the Distributor, promoter, or any Sub-Adviser to a Current Fund. The Applicants seek to amend the Prior Order to permit an Affected Fund (as defined below) to track an Underlying Index that is created, compiled, sponsored, or maintained by an Index Provider that is an affiliated person, as defined in section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of a Trust, the Adviser, the Distributor, promoter, or any Sub-Adviser to the Affected Fund solely because the Index Provider serves as a Sub-Adviser to another Fund (as defined below). Applicants also request that the Order apply to any future

--------------
(2) Applicants also have submitted an application with the Commission on May 20, 2008, which was amended and restated on September 24, 2008 and on June 3, 2009, requesting relief with respect to the offering of actively managed Future Funds (as defined below) (the "Actively-Managed Application"). Applicants expect the Commission to notice the Actively-Managed Application in the near future and to issue an order granting the relief requested therein shortly thereafter.

series of the Trusts (a "Future Fund") for which an Index Provider, or an affiliated person of such Index Provider, may serve as Sub-Adviser to another Current Fund or Future Fund or other registered investment company advised by the Adviser, or a person controlling, controlled by, or under common control with the Adviser, (together with the Future Funds, the "New Funds") subject to arrangements with the Index Provider that are substantially similar to those described herein for the Affected Funds. Any other Current Funds and New Funds will comply with the terms and conditions of the Prior Order as amended by this Application.

     The Current Funds and New Funds are collectively referred to as the "Funds," and each individually as a "Fund."

     (ii) Applicants seek to amend the Prior Order by deleting the relief granted from the requirements of Section 24(d) of the Act and revising the Prior Application by deleting all discussions relating to such relief, including all references to the Product Description in the body of the Prior Application and in the conditions; and

     (iii) Applicants seek to amend the terms and conditions of the Prior Application such that all representations and conditions contained in the Prior Application that require a Fund to disclose particular information in the Fund's prospectus ("Prospectus") and/or annual report shall remain effective with respect to the Fund until the time the Fund complies with the disclosure requirements adopted by the Commission in Investment Company Act Release No. 28584 (Jan. 13, 2009).

     All capitalized terms not otherwise defined in this Application have the meanings ascribed to them in the Prior Application.

     The Applicants believe that this requested relief is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

     No form having been specifically prescribed for this Application, the Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.

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

II.  BACKGROUND

     A. THE APPLICANTS.

     Each Trust is a statutory trust organized under the laws of the State of Delaware and is registered with the SEC as an open end management investment company. Each Trust may have several Funds. Each Trust is managed by a board of trustees.

     The Adviser - Claymore Advisors, LLC is the investment adviser to the Funds. The Adviser is a Delaware limited liability company, with its principal office located at 2455 Corporate West Drive, Lisle, IL 60532. The Adviser is registered as an "investment adviser" under Section 203 of the Investment Advisers Act of 1940, as amended (the "Advisers Act"). The Adviser may retain sub-advisers for managing the assets of one or more of the Funds (each, a "Sub-Adviser"). Any Fund Sub-Adviser will be registered under the Advisers Act.

     The Distributor - Claymore Securities, Inc. (the "Distributor"), a Kansas corporation, serves as the principal underwriter and distributor for each of the Funds. The Distributor is a broker dealer registered under the Securities Exchange Act of 1934 and a member in good standing of the Financial Industry Regulatory Authority. The Distributor will distribute Shares on an agency basis. The Distributor is an affiliated person of the Adviser within the meaning of
Section 2(a)(3)(C) of the 1940 Act. The Bank of New York Mellon Corporation serves as custodian and transfer agent to each Trust as well as dividend disbursing agent to each Trust. The Adviser also serves as administrator to each Trust.

     None of the Trusts, the Adviser or the Distributor is an affiliate of an Exchange.

B.   THE AFFECTED FUNDS.

     The Claymore/AlphaShares China Real Estate ETF (the "China Real Estate ETF"), the Claymore/AlphaShares China Small Cap Index ETF (the "China Small Cap ETF") and the Claymore/Delta Global Shipping Index ETF (the "Global Shipping Index ETF," and collectively with the China Real Estate ETF and the China Small Cap ETF, the "Affected Funds") are each a Current Fund and operate in reliance on the Prior Order.

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     The China Real Estate ETF tracks an index which is designed to measure and monitor the performance of the investable universe of publicly-traded companies and REITs deriving a majority of their revenues from real estate development, management and/or ownership of property in China or the Special Administrative Regions of China, such as Hong Kong and Macau. The China Small Cap ETF tracks an index which is designed to measure and monitor the performance of the publicly-traded mainland China-based small capitalization companies. The Index Provider for each of the China Real Estate ETF and the China Small Cap ETF is AlphaShares, Inc. ("AlphaShares"). The Global Shipping Index ETF tracks an equity index provided by Delta Global Indices, LLC ("Delta Global") that measures the performance of companies listed on global developed market exchanges within the maritime shipping industry.

     AlphaShares is a Delaware limited liability company with its principal office located at 515 Oakland Boulevard, Suite 260, Walnut Creek, California 94596. Delta Global is a California corporation with its principal offices located at 17011 Beach Boulevard, No. 510, Huntington Beach, California 92647. Each of AlphaShares and Delta Global is registered as an "investment adviser" under Section 203 of the Advisers Act.

     Currently, neither AlphaShares nor Delta Global is an affiliated person, nor an affiliated person of an affiliated person, of a Trust, the Adviser or any Sub-Adviser to a Fund, Distributor or promoter of a Fund.

     1. AlphaShares

     On September 17, 2007, the Adviser filed an initial registration statement on Form N-2 for a closed-end fund, initially named "Claymore/AlphaShares China Strategy Fund" (the "Closed-End Fund"). The Closed-End Fund intends to invest in a diversified portfolio of securities in Chinese companies (including Chinese real estate companies) and non-Chinese companies that offer significant exposure to China. The registration statement initially provided that AlphaShares would serve as investment sub-adviser to the Closed-End Fund. Subsequently, Claymore filed a pre-effective amendment to the Closed-End Fund's registration statement that removed the word "AlphaShares" from the Closed-End Fund's

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name, as well as all references to AlphaShares' serving as sub-adviser to the
Closed-End Fund. The Closed-End Fund's registration statement has not yet been declared effective. Claymore would now like the ability to move forward with offering the Closed-End Fund with AlphaShares as sub-adviser, as well as "AlphaShares" in the Closed-End Fund's name.

     2. Delta Global

     Subject to the receipt of appropriate exemptive relief from the Commission (for which Applicants have applied separately(3)), the Adviser and Claymore Exchange-Traded Fund Trust 3 propose to offer the following actively-managed exchange-traded funds (each, a "New Fund") for which Delta Global would serve as Sub-Adviser: the Claymore Delta Global Infrastructure ETF, the Claymore Delta Global Hard Assets ETF and the Claymore Delta Global Agribusiness ETF.

     The Claymore Delta Global Infrastructure ETF's investment objective is to provide long-term capital appreciation. The Fund seeks to achieve its investment objective by investing, under normal market conditions, at least 80% of its total assets in listed stocks selected by the Fund Sub-Adviser, Delta Global. The Fund intends to invest in securities that, in Delta Global's opinion, stand to benefit from the developing world's booming infrastructure growth including, but not limited to, basic materials, base metals, water infrastructure, engineering and general infrastructure, utilities and telecoms, ports and airports, roads and railroads. Delta Global's selection process is both fundamental and technical in nature and will follow a top-down approach to global markets and the infrastructure-related sub-sectors, along with a bottom-up approach to individual companies. The Fund will invest in stocks of companies with a minimum $400MM market cap which are listed on global markets and which Delta Global believes should appreciate in value in an environment of sustained infrastructure development around the world. These companies include, but are not limited to, mining companies, basic materials suppliers, utilities, telecoms, infrastructure engineering, water infrastructure and road, railroad, port and airport builders and operators. Stocks will be chosen from sectors classified by Standard & Poor's Global Industry

------------
(3) See supra note 2.

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Classification Service ("GICS") as Industrials, Telecom Services, Utilities,
Materials, Energy or Consumer Staples.

     The Claymore Delta Global Hard Assets ETF's investment objective is to provide long-term capital appreciation. The Fund seeks to achieve its investment objective by investing, under normal market conditions, at least 80% of its total assets in listed stocks selected by the Fund Sub-Adviser, Delta Global. The Fund intends to invest in securities that derive their revenues from the mining, processing and sale of hard commodities including, but not limited to, precious metals, base metals, energy and energy services and that, in Delta Global's opinion, should benefit most from a rise or fall in hard commodity prices. Delta Global's selection process is both fundamental and technical in nature and will follow a top-down approach to global markets and to each commodities sub-sector, along with a bottom-up approach to individual companies. The Fund will invest in stocks of companies with a minimum $400MM market cap which are listed on global markets and which Delta Global believes should appreciate in value in an environment of either rising or falling hard commodity prices, but particularly in a rising hard commodity price environment. Such commodities include, but are not limited to, gold, silver, platinum, copper, nickel, zinc, oil, natural gas, coal and uranium. The Fund may also invest in companies that profit from mining/extraction-related services. Stocks will be chosen from sectors classified by GICS as Industrials, Materials or Energy.

     The Claymore Delta Global Agribusiness ETF's investment objective is to provide long-term capital appreciation. The Fund seeks to achieve its investment objective by investing, under normal market conditions, at least 80% of its total assets in listed stocks selected by the Fund Sub-Adviser, Delta Global. The Fund intends to invest in securities that (i) derive revenues from the growing, selling, processing and/or trading of a broad spectrum of agricultural commodities, seeds and chemicals, and from companies engaged in the processing and packaging of goods made from or raised on such commodities and (ii) in Delta Global's opinion, should benefit most from a rise or fall in agricultural commodity prices. Delta Global's selection process is both fundamental and technical in nature and will follow a top-down approach to global markets and to the agricultural sub-sector, along with a bottom-up approach to

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individual companies. The Fund will invest in stocks of companies with a minimum
$400MM market cap which are listed on global markets and which Delta Global believes should appreciate in value in an environment of either rising or falling agricultural commodity prices. These commodities include, but are not limited to, corn, soybeans, wheat, sugar, palm oil, cotton, oats and fruit. The Fund may also invest in companies that profit from the use of edible oils as bio-fuels. In addition, the Fund invests in companies that help farmers increase crop yields and that benefit from the trading of agricultural commodities including, but not limited to, seeds and agricultural chemicals. The Fund may also invest in securities of companies which process commodities into consumer staples as well as companies which produce packaged foods and related products, and companies which raise livestock. Stocks will be chosen from sectors classified by GICS as either Materials or Consumer Staples.

     C. THE NEED FOR EXEMPTIVE RELIEF

     Under the Prior Order, no entity that creates, compiles, sponsors or maintains an Underlying Index is or will be an affiliated person, or an affiliated person of an affiliated person, of a Trust, the Adviser or any Sub-Adviser to a Fund, Distributor or promoter of a Fund. Section 2(a)(3) of the 1940 Act defines, in relevant part, an "affiliated person" of another person as "any person directly or indirectly controlling, controlled by, or under common control with, such other person." As Claymore serves as investment adviser to each of (a) the China Real Estate ETF and the China Small Cap ETF and the Closed-End Fund, and (b) the Global Shipping Index ETF and each New Fund, each such fund could be deemed to be "under common control" for purposes of Section 2(a)(3). In addition, Section 2(a)(3)(E) of the 1940 Act provides that any investment adviser to an investment company is deemed an "affiliated person" of such company. Thus, by serving as investment sub-adviser to a Current Fund or New Fund, each of AlphaShares and Delta Global could be deemed to be an "affiliated person of an affiliated person" with respect to Claymore and/or the Fund for which it serves as Index Provider. As a result, the Applicants would not be permitted to retain either Index Provider as Sub-Adviser to a Fund, absent further exemptive relief.

     D. POLICIES AND PROCEDURES TO GUARD AGAINST CONFLICTS OF INTEREST

     The limitation in the Prior Order referred to above is based on concerns regarding the following conflicts of interest that could result if an Index Provider has one of the proscribed relationships with a Trust, the Adviser, any Sub-Adviser, Distributor or promoter of a Fund: the potential ability of the affiliated person to manipulate the Underlying Index to the benefit or detriment of the Fund as well as conflicts that may also arise with respect to the personal trading activity of personnel of the affiliated person who may have access to or knowledge of changes to an Underlying Index's composition methodology or the constituent securities in an Underlying Index prior to the time that information is publicly disseminated.

     These conflicts of interest are not applicable to the Affected Funds. The Adviser is not part of the same organization as either Index Provider. The Adviser will not be informed of any additions to or deletions from an Underlying Index tracked by an Affected Fund (each, an "Applicable Underlying Index")(4) prior to other market participants or the general public. Therefore, the Adviser will not have any ability to manipulate the components of the Applicable Underlying Indexes for its own benefit, nor will it have an informational advantage over other market participants with regard to additions to or deletions from the Applicable Underlying Indexes. In this regard, the Adviser will not have any role in the: (a) modification of an Applicable Underlying Index's methodology, (b) selection of an Applicable Underlying Index's constituents, or (c) calculation or dissemination of an Applicable Underlying Index's value, and shall have no access to the information involved with such items (a-c) or any changes thereto prior to their public dissemination in advance of the rebalancing of an Applicable Underlying Index or any interim modification arising from a corporate action.

     Moreover, the Applicants will adopt, and will require AlphaShares and Delta Global to adopt, the following policies and procedures based on certain of the procedures required in the orders of exemption

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(4) Each Applicable Underlying Index will be reconstituted and rebalanced no more frequently than on a monthly basis.

granted by the Commission to WisdomTree Investments,(5) XShares Advisors(6) and Van Eck Associates.(7) Specifically, potential conflicts of interest relating to the possible manipulation of an Applicable Underlying Index are addressed through policies and procedures that require the Applicable Underlying Indexes to be "transparent." Each of AlphaShares and Delta Global will maintain a publicly available website on which it will publish the basic concept of each Applicable Underlying Index and disclose (a) the composition methodology for each such Applicable Underlying Index (the "Index Composition Methodology") and
(b) the components and weightings of the components of each Applicable Underlying Index (as of each quarterly rebalancing or interim modification arising from a corporate action). Applicants note that the identity and weightings of the component securities of the Applicable Underlying Indexes will be readily ascertainable by a third party because the Index Composition Methodology will be publicly available. Although each of AlphaShares and Delta Global reserve the right to modify its Index Composition Methodology in the future, such modifications would not take effect until the applicable Index Provider has given the Calculation Agent (as defined below) and the investing public at least 60 days' prior written notice, disclosed on the publicly available website of such Index Provider, that such changes are being planned to take effect. The "Calculation Agent" is the entity which will implement the Index Composition Methodology, calculate and maintain the Applicable Underlying Indexes, and calculate and disseminate the Applicable Underlying Index values. The Calculation Agent is not and will not be an affiliated person, as such term is defined in Section 2(a)(3) of the 1940 Act, or an affiliated person of an affiliated person, of a Trust, the Adviser, any Sub-Adviser, the Distributor or a promoter of a Fund.

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(5) See In the Matter of WisdomTree Investments Inc., et al., Investment Company
Act Release Nos. 27324 (May 18, 2006) (notice) and 27391 (June 12, 2006)
(order). The application for such relief is hereby referred to as the "WisdomTree Application."

(6) See In the Matter of HealthShares, Inc., et al., Investment Company Act Release Nos. 27553 (November 16, 2006) (notice) and 27549 (December 7, 2006) (order). The application for such relief is hereby referred to as the "XShares Application."

(7) See In the Matter of Van Eck Associates Corporation., et al., Investment Company Act Release Nos. 28349 (July 31, 2008) (notice) and 28365 (August 25,
2008) (order). The application for such relief is hereby referred to as the "Van Eck Application."

         The Calculation Agent will be instructed not to communicate any non-public information about the Applicable Underlying Indexes to anyone, but specifically not to the personnel of the Adviser with responsibility for the portfolio management of the Affected Funds. The Calculation Agent will be instructed to disseminate information about the daily constituents of the Applicable Underlying Indexes to the Adviser (on behalf of the Affected Funds) and the public at the same time.

         The Applicants affirm the importance of "firewall" (as defined below) procedures to prevent the misuse of nonpublic information regarding the Applicable Underlying Indexes. However, because of the nature of the relationship between the Index Providers and the Applicants, the Applicants are not proposing to institute additional procedures designed to limit internal communications between personnel at the Adviser of the Affected Funds or its affiliated persons ("firewalls") in connection with the Affected Funds and the Applicable Underlying Indexes. The applicants in each of the WisdomTree Application and the XShares Application did institute firewalls in connection with their requests for exemptive relief from the Commission. However, each of the WisdomTree Application and XShares Application concerned exchange-traded funds that would track indexes to be created by affiliated persons of such funds' investment advisers or sub-advisers whose affiliation arises from common ownership or control. Therefore, firewalls were necessary to ensure that personnel of such funds' investment advisers or sub-advisers could not access nonpublic information relating to indexes created by their affiliates. By contrast, as was the case in the Van Eck Application, the Affected Funds will track indexes created by the Index Providers who may technically be "affiliated persons" of an Affected Fund or the Adviser, but are not under common ownership or control of the Adviser. Therefore, firewalls are not necessary to prevent the Adviser from accessing nonpublic information regarding the Applicable Underlying Indexes.

         Furthermore, the policies and procedures adopted by the Adviser and the Index Providers are designed to prevent the dissemination and improper use of non-public information in a manner similar to firewalls. Specifically, each of the Adviser, AlphaShares and Delta Global has adopted written policies and procedures in accordance with Rule 206(4)-7 under the Advisers Act which contains: (i) a section that sets forth the applicable entity's Insider Trading Policy and which includes the applicable entity's procedures to prevent and detect the misuse of material non-public information; and (ii) the applicable entity's code of ethics which was adopted pursuant to Rule 17j-1 of the 1940 Act ("Rule 17j-1") and Rule 204A-1 of the Advisers Act which contains provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-1) of the applicable entity from trading on the basis of, improperly disseminating or otherwise engaging in any improper use of nonpublic information.

     Applicants represent that any Index Provider to a Current Fund or Future Fund that enters into a similar arrangement to serve as sub-adviser to another Fund will be subject to the same policies and procedures as proposed herein with respect to AlphaShares and Delta Global. Applicants further represent that any relief granted pursuant to this Application will only apply to an Index Provider whose affiliation with a Trust, the Adviser or any Sub-Adviser to a Fund, Distributor or promoter of a Fund arises from relationships such as those described in this Application. Applicants acknowledge that Index Providers whose affiliation arises from relationships other than those described in this Application may not serve as Index Provider to a Fund without additional exemptive relief.

III. IN SUPPORT OF THE APPLICATION

     The Future Funds, except as otherwise noted herein, will operate in a manner similar to the operation of the Current Funds. The requested relief would amend the Prior Order to apply to the Affected Funds and any other Current Funds or any New Funds where an Index Provider is retained as sub-adviser to another Fund. Any such Funds for which an Index Provider is retained as Sub-Adviser will not track an index created, compiled, sponsored or maintained by such Index Provider or an affiliated person of an Index Provider.

     Based on the policies and procedures to be adopted by the Applicants to guard against conflicts of interest described in Section II.D hereof, Applicants believe: (i) with respect to the relief requested pursuant to Section 6(c) of the 1940 Act, the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act; (ii) with respect to the relief requested pursuant to Section 17(b) of the 1940 Act, the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions are consistent with the policies of the Affected Funds; and that the proposed transactions are consistent with the general purposes of the 1940 Act; and (iii) with respect to the relief requested pursuant to Section 12(d)(1)(J) of the 1940 Act, the requested exemption is consistent with the public interest and the protection of investors.

IV. DELETION OF RELIEF IN THE PRIOR ORDER FROM SECTION 24(D) OF THE ACT AND CHANGES TO DISCLOSURE REQUIREMENTS

     As stated above, Applicants seek to amend the Prior Order to delete the relief granted to Applicants from Section 24(d) of the Act. Applicants believe that the deletion of the exemption from Section 24(d) that was granted in the Prior Order is warranted because the adoption of the summary prospectus under Investment Company Act Release No. 28584 (Jan. 13, 2009) (the "Summary Prospectus Rule") should supplant any need by a Fund to use a Product Description. The deletion of the relief granted with respect to Section 24(d) of the Act from the Prior Order will also result in the deletion of related discussions in the Prior Application, revision of the Prior Application to delete references to the Product Descriptions, including in the conditions, and the deletion of condition 5 to the Prior Order.(8)

     Applicants also seek to amend the terms and conditions of the Prior Application to provide that all representations and conditions contained in the Prior Application and this Application that require a Fund to disclose particular information in the Fund's Prospectus and/or annual report shall remain effective with respect to the Fund until the time the Fund complies with the disclosure requirements adopted by the Commission in the Summary Prospectus Rule. Applicants believe that the proposal to supersede the representations and conditions requiring certain disclosures in the Prior Applications and this Application is warranted because the Commission's Amendments to Form N-1A with regard to exchange-traded funds (each, an "ETF") as part of the Summary Prospectus Rule reflect the Commission's view with respect to the appropriate types of prospectus and annual report disclosures for an ETF.

------------
(8) Condition 5 states "Before a Fund may rely on the order, the Commission will have approved, pursuant to rule 19b-4 under the Exchange Act, an Exchange rule requiring Exchange members and member organizations effecting transactions in Shares to deliver a Product Description to purchasers of Shares."

V.   CONDITIONS

     Applicants agree that any Amendment to the Prior Order granting the requested relief will be subject to the same conditions as those imposed by the Prior Order except for condition 5 to the Prior Order, which will be deleted, and conditions 3 and 6, which are revised as follows:(9)

          3. The website maintained for each Fund, which will be publicly accessible at no charge, will contain the following information, on a per Fund Share basis, for each Fund: (a) the prior Business Day's NAV and the Bid/Ask Price and a calculation of the premium or discount of the Bid/Ask Price at the time of calculation of the NAV against such NAV; and (b) data in chart format displaying the frequency distribution of discounts and premiums of the daily Bid/Ask Price against the NAV, within appropriate ranges, for each of the four previous calendar quarters.

          6. Each Fund's Prospectus will clearly disclose that, for purposes of the Act, Fund Shares are issued by the Fund, which is a registered investment company, and that the acquisition of Fund Shares by investment companies is subject to the restrictions of Section 12(d)(1) of the Act, except as permitted by an exemptive order that permits registered investment companies to invest in a Fund beyond the limits in Section 12(d)(1), subject to certain terms and conditions, including that the registered investment company enter into a Purchasing Fund Agreement with the Fund regarding the terms of the investment.

VI.  REQUEST FOR ORDER

     The Applicants respectfully request that the Commission grant an Order amending the Prior Order under Section 6(c) for exemption from Sections 2(a)(32), 5(a)(1), 22(d), 22(e) and 24(d) of the 1940 Act and Rule 22(c)-1
thereunder, as well as an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act pursuant to Section 17(b) and Section 6(c) of the 1940 Act and an exemption from Section 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act pursuant to
Section 12(d)(1)(J) of the 1940 Act.

---------------
(9) All representations and conditions contained in this application and the prior applications that require a Fund to disclose particular information in the Fund's Prospectus and/or annual report shall remain effective with respect to the Fund until the time that the Fund complies with the disclosure requirements adopted by the Commission in Investment Company Act Release No. 28584 (Jan. 13,
2009).

VII. AUTHORIZATION AND SIGNATURES - Claymore Advisors, LLC

     In accordance with Rule 0-2(c) under the Investment Company Act, the Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of the Applicants. Kevin M. Robinson is authorized to sign and file this document on behalf of Claymore Advisors, LLC pursuant to the general authority vested in him as a Senior Managing Director.

                        CLAYMORE ADVISORS, LLC

                        By: /s/ Kevin M. Robinson
                            ----------------------------------------------
                            Name:  Kevin M. Robinson
                            Title: Senior Managing Director,
                                   General Counsel and Corporate Secretary


Dated as of: November 23, 2009

VIII. AUTHORIZATION AND SIGNATURES - Claymore Securities, Inc.

     In accordance with Rule 0-2(c) under the Investment Company Act, the Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of the Applicants. Kevin M. Robinson is authorized to sign and file this document on behalf of Claymore Securities, Inc. pursuant to the general authority vested in him as a Senior Managing Director.

                        CLAYMORE SECURITIES, INC.

                        By: /s/ Kevin M. Robinson
                            ----------------------------------------------
                            Name:  Kevin M. Robinson
                            Title: Senior Managing Director,
                                   General Counsel and Corporate Secretary


Dated as of:  November 23, 2009

IX.  AUTHORIZATION AND SIGNATURES - Claymore Exchange-Traded Fund Trust

     In accordance with Rule 0-2(c) under the Investment Company Act, the Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of the Applicants. Kevin M. Robinson is authorized to sign and file this document on behalf of Claymore Exchange-Traded Fund Trust pursuant to a resolution, dated December 1, 2008.


                        CLAYMORE EXCHANGE-TRADED FUND TRUST

                        By: /s/ Kevin M. Robinson
                            ----------------------------------------------
                            Name:  Kevin M. Robinson
                            Title: Chief Legal Officer


Dated as of:  November 23, 2009

X.   AUTHORIZATION AND SIGNATURES - Claymore Exchange-Traded Fund Trust 2

     In accordance with Rule 0-2(c) under the Investment Company Act, the Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of the Applicants. Kevin M. Robinson is authorized to sign and file this document on behalf of Claymore Exchange-Traded Fund Trust 2 pursuant to a resolution, dated December 1, 2008.


                        CLAYMORE EXCHANGE-TRADED FUND TRUST 2

                        By: /s/ Kevin M. Robinson
                            ----------------------------------------------
                            Name:  Kevin M. Robinson
                            Title: Chief Legal Officer


Dated as of:  November 23, 2009

XI.  AUTHORIZATION AND SIGNATURES - Claymore Exchange-Traded Fund Trust 3

     In accordance with Rule 0-2(c) under the Investment Company Act, the Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of the Applicants. Kevin M. Robinson is authorized to sign and file this document on behalf of Claymore Exchange-Traded Fund Trust 3 pursuant to a resolution, dated December 1, 2008.


                        CLAYMORE EXCHANGE-TRADED FUND TRUST 3

                        By: /s/ Kevin M. Robinson
                            ----------------------------------------------
                            Name:  Kevin M. Robinson
                            Title: Chief Legal Officer


Dated as of:  November 23, 2009

                Verification of Application and Statement of Fact

State of Illinois       )
                        )  ss:
County of DuPage        )

     In accordance with Rule 0-2(d) under the 1940 Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for an order, for and on behalf of Claymore Advisors, LLC, that he is the Senior Managing Director, General Counsel and Corporate Secretary of such company; and that all actions taken by the persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

                        By: /s/ Kevin M. Robinson
                            ----------------------------------------------
                            Name:  Kevin M. Robinson
                            Title: Senior Managing Director,
                                   General Counsel and Corporate Secretary


     Subscribed and sworn to before me, a notary public, this 23rd day of November, 2009.

                                          /s/ Patricia L. Villasenor
                                          -----------------------------
                                          Notary Public


My commission expires:

           May 15, 2010
-----------------------------------

                Verification of Application and Statement of Fact

State of Illinois      )
                       )  ss:
County of Du Page      )

     In accordance with Rule 0-2(d) under the 1940 Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for an order, for and on behalf of Claymore Securities, Inc. that he is the Senior Managing Director, General Counsel and Corporate Secretary of such company; and that all actions taken by the persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

                        By: /s/ Kevin M. Robinson
                            ----------------------------------------------
                            Name:  Kevin M. Robinson
                            Title: Senior Managing Director,
                                   General Counsel and Corporate Secretary


     Subscribed and sworn to before me, a notary public, this 23rd day of November, 2009.


                                            /s/ Patricia L. Villasenor
                                            -----------------------------
                                            Notary Public


My commission expires:

         May 15, 2010
------------------------------

                Verification of Application and Statement of Fact

State of Illinois      )
                       )  ss:
County of DuPage       )

     In accordance with Rule 0-2(d) under the 1940 Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for an order, for and on behalf of Claymore Exchange-Traded Fund Trust, that he is the Chief Legal Officer of such trust; and that all actions taken by the persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.


                        By: /s/ Kevin M. Robinson
                            ----------------------------------------------
                            Name:  Kevin M. Robinson
                            Title: Chief Legal Officer


     Subscribed and sworn to before me, a notary public, this 23rd day of November, 2009.



                                           /s/ Dolores K. Delgado
                                           --------------------------
                                           Notary Public


My commission expires:

         April 21, 2012
------------------------

                Verification of Application and Statement of Fact

State of Illinois     )
                      )  ss:
County of DuPage      )

     In accordance with Rule 0-2(d) under the 1940 Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for an order, for and on behalf of Claymore Exchange-Traded Fund Trust 2, that he is the Chief Legal Officer of such trust; and that all actions taken by the persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.


                        By: /s/ Kevin M. Robinson
                            ----------------------------------------------
                            Name:  Kevin M. Robinson
                            Title: Chief Legal Officer


     Subscribed and sworn to before me, a notary public, this 23rd day of November, 2009.


                                               /s/ Dolores K. Delgado
                                               -----------------------------
                                               Notary Public


My commission expires:

         April 21, 2012
-------------------------

                Verification of Application and Statement of Fact

State of Illinois     )
                      )  ss:
County of DuPage      )

     In accordance with Rule 0-2(d) under the 1940 Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for an order, for and on behalf of Claymore Exchange-Traded Fund Trust 3, that he is the Chief Legal Officer of such trust; and that all actions taken by the persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.


                        By: /s/ Kevin M. Robinson
                            ----------------------------------------------
                            Name:  Kevin M. Robinson
                            Title: Chief Legal Officer


     Subscribed and sworn to before me, a notary public, this 23rd day of November, 2009.


                                                /s/ Dolores K. Delgado
                                                ----------------------------
                                                Notary Public


My commission expires:

         April 21, 2012
-------------------------

                                    EXHIBIT A

                                   RESOLUTIONS

RESOLVED:         That the Board of Trustees of the Trusts hereby ratify and authorize in the name and on behalf of the Trusts the preparation, execution and filing with the Securities and Exchange Commission the Applications for an Order of Exemption under Sections 6(c), 2(a)(32), 5(a)(1), 12(d)(1)(A),
                  12(d)(1)(B), 12(d)(1)(J), 22(d), 22(e), 24(d), 17(a)(1),
                  17(a)(2) and Rule 22c-1 of the Investment Company Act of 1940, substantially in the form presented to the Board of Trustees, with such changes as may be recommended by management and outside counsel and any amendments or supplements thereto, if the same shall be necessary and appropriate; and further

RESOLVED:         That any and all appropriate officers of the Trusts be, and each hereby is, authorized and directed to take such additional actions, and to execute and deliver on behalf of the Trusts such other documents or instruments as they deem necessary or appropriate in furtherance of the above resolution, his or her authority therefore to be conclusively evidenced by the taking of any such actions or the execution or delivery of any such document; and further

RESOLVED:         That upon issuance of any Order of Exemption by the Securities and Exchange Commission in accordance with the terms and conditions of the above-described Applications, the Trusts are authorized to act in accordance with the provisions of the Orders of Exemption.